UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase of Araucária Nitrogenados S.A.

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Rio de Janeiro, October 30, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on September 17, 2020, informs the beginning of the binding phase regarding the sale of all its shares in the wholly-owned subsidiary Araucária Nitrogenados S.A. (ANSA).

Potential buyers qualified for this phase will receive instructions on the divestment process, including guidelines for due diligence and submission of binding proposals.

This disclosure complies with Petrobras' internal rules and the special regime of asset divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio strategy optimization and the improvement of the company’s capital allocation, aiming at maximizing value for its shareholders.

About Araucária Nitrogenados S.A.

ANSA has an industrial unit of nitrogen fertilizers located in Araucária, in the state of Paraná. With a production capacity of 1,975 tons/day of urea and 1,303 tons/day of ammonia, the plant is currently mothballed. The resumption of the plant's production or its transformation for another purpose will be the responsibility of the potential buyer.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer